FJH

Press Release

FJH enjoys further lasting success in the growth market of migration

- **New orders worth over 3 million Euro in Q4 2007 alone**
- **Pleasing rise in demand for migration software in 2007**
- **New migration offering significantly reduces project run times**

Munich, 14 January 2008 – Insurance software and consultancy specialist FJH AG continues to make excellent progress with its migration business. In 2007, the division further improved on 2006's very pleasing figures in terms of results and turnover. For example, licence income for the FJA MigSys and FJA MigArchiv standard software showed promising prospects for growth compared with the previous year. Migration consultancy and service business also showed considerable increases in turnover and revenues.

In the fourth quarter of 2007 alone, the company continued its pleasing development over the year by securing new orders totalling more than 3 million Euro. The implementation process has already started for all of these new orders.

Expansion of migration projects at Versicherungskammer Bayern

After successfully using the standard software FJA MigSys for a migration project at Versicherungskammer Bayern (VKB) in 2006, VKB purchased a comprehensive group licence for a new migration project and for other planned projects. FJA MigSys has now been used for successful migration of over eleven million life insurance policies in Germany, Austria, the Czech Republic and Switzerland. Dr. Peter Bosse, the relevant Program Manager at VKB, and Michael Kleeman, Head of FJH's Migration Division, see this as confirmation of the extensive functions and capabilities offered by FJA MigSys. FJH experts will again be involved in key tasks during implementation of the planned migration project for Bayern Leben's insurance policies.

At the same time, VKB also purchased a group licence of the FJA MigArchiv archiving system for all historical policy data. This means that as well as centrally archiving life insurance data and ensuring they are available at any time, FJA MigArchiv will also archive all data from all other insurance lines covered by the VKB group, including private health insurance. Here, too, FJH will provide support during the system introduction and data archiving processes.

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FJH

Two further insurance companies from Germany and Switzerland commissioned FJH to assume additional tasks in ongoing migration projects.

Migration from any source systems to any target systems

Recently, FJH secured an order from a new customer in Germany to pre-analyse a planned portfolio migration project. The corresponding work commenced in November, and by December the customer had already increased the order to include the production of a migration prototype and purchased a preliminary licence for FJA MigSys.

Here, too, neither the source nor target policy administration systems are FJH systems. This again highlights FJH's universal expertise and has enabled the Migration Division to expand its customer base beyond those insurance companies who already use administration systems supplied by the FJH Group.

New migration offering significantly reduces project run times

Market demand for portfolio migration continues to increase. At the same time, the insurance industry is faced with the challenge of launching new products on the market at shorter and shorter intervals. To provide companies with better support in this situation, FJH has launched a new, standardised migration offering. With its combination of longstanding expertise and the use of tried and tested standard software in the form of FJA MigSys and FJA MigArchiv, FJH can carry out complete migration projects in just nine to twelve months. This is about half the time usually required for migration projects. It thus significantly reduces costs and enables insurance companies to re-focus resources on competitive issues such as product innovations at a much earlier stage.

About FJH:

FJH AG is a leading supplier of software and consulting for the insurance industry and other financial services. Under its brand name FJA the FJH Group offers a broad range of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate management.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 27 years; its clients also include renowned health and non-life insurers. Globally, FJH's software is used for 26 countries on five continents, including the USA and Australia and a number of Eastern European countries.

Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

FJH

For further information please contact:

FJH AG, Dorothea Kurtz, Elsenheimerstr. 65, D-80687 Munich,
Telefon 089 769 01 7002, Telefax 089 769 01 606, E-Mail dorothea.kurtz@fjh.com

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